SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT

TO SECTION 8(A) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	Global Real Estate Fund of Funds I-A, L.P.

Address of Principal Business Office (No. & Street, City, State, Zip Code):

518 Seventeenth Street, Suite 1200

Denver, Colorado 80202

Telephone Number (including area code):

(303) 869-4600

Name and address of agent for service of process:

Gary Reiff

518 Seventeenth Street, Suite 1200

Denver, Colorado 80202

With copies of Notices and Communications to:

Michael K. Hoffman, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES	☒	NO	☐

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the sole trustee of the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the city of New York and the state of New York on the 30th day of May, 2007.

Global Real Estate Fund of Funds I-A, L.P.
(REGISTRANT)

		By:	/s/ Howard J. Margolis
Howard J. Margolis
Sole Director

Attest:	/s/ Stuart Baldwin
Stuart Baldwin
Secretary